UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     CAVANAUGH                  JAMES                           H.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                44 Nassau Street
--------------------------------------------------------------------------------
                                    (Street)

     Princeton                     New Jersey            08542
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     3-DIMENSIONAL PHARMACEUTICALS, INC. (DDDP)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

     March 28, 2003

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________


6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [x]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [x]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                         5.
                                                                                         Amount of      6.
                                 2A.                     4.                              Securities     Owner-
                                 Deemed                  Securities Acquired (A) or      Beneficially   ship
                    2.           Execution  3.           Disposed of (D)                 Owned          Form:     7.
                    Transaction  Date,      Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                    Date         if any     Code         ----------------------------    Reported       (D) or    Indirect
1.                  (Month/      (Month/    (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security   Day/         Day/       -----------      Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)          Year)        Year)      Code      V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock        3/28/03                  D            3,182,313(1)    D     $5.74       0            I(1)      By Partnership
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock        3/28/03                  D              934,522(2)    D     $5.74       0            I(2)      By Partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        3/28/03                  D              365,090(3)    D     $5.74       0            I(3)      By Partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock        3/28/03                  D              819,595(4)    D     $5.74       0            I(4)      By Partnership
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
            2.                                                                                            ative     Form
            Conver-                            5.                              7.                         Secur-    of       11.
            sion                               Number of                       Title and Amount           ities     Deriv-   Nature
            or               3A.               Derivative    6.                of Underlying     8.       Bene-     ative    of
            Exer-            Deemed   4.       Securities    Date              Securities        Price    ficially  Secur-   In-
            cise    3.       Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     ity:     direct
            Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following Direct   Bene-
1.          of      action   Date,    Code     of(D)         (Month/Day/Year)          Amount    ative    Reported  (D) or   ficial
Title of    Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------          or        Secur-   Trans-    Indirect Owner-
Derivative  ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-          Number    ity      action(s) (I)      ship
Security    Secur-  Day/     Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Common
Right to Buy $13.82 5/14/01   N/A      D             10,000  (5)     5/14/11   Stock   10,000     $0        0
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                    Common
Right to Buy $ 6.14 5/17/02   N/A      D             10,000  (6)     5/17/12    Stock   10,000    $0        0
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1) These shares were disposed of in connection with a merger agreement for a cash purchase price of $5.74 per share. These securities were indirectly beneficially owned by HealthCare Partners III, L.P. ("HCP III"), the General Partner of HealthCare Ventures III, L.P. Dr.Cavanaugh is a general partner of HCP III. Dr. Cavanaugh disclaims beneficial ownership in those shares that he does not have a pecuniary interest and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities being reported herein for purposes of Section 16, or for any other purpose, except with respect to those shares that directly relate to his general partnership interest in HCP III. Footnotes continued on attachment.



/s/ Jeffrey Steinberg, Attorney-in-Fact                       March 31, 2003
---------------------------------------------            -----------------------
**Signature of Reporting Person                                  Date
By:  Jeffrey Steinberg, Attorney-in-Fact
**   Intentional misstatements or omissions of facts constitute Federal
     Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2



ATTACHMENT TO FORM 4

Name of Issuer:                 3-Dimensional Pharmaceuticals, Inc. (DDDP)
Name or Reporting Person:       James H. Cavanaugh
Date of Report:                 March 28, 2003

Footnotes (continuted):

(2) These shares were disposed of in connection with a merger agreement for a cash purchase price of $5.74 per share. These securities were indirectly beneficially owned by HealthCare Partners IV, L.P. ("HCP IV"), the General Partner of HealthCare Ventures IV, L.P. Dr.Cavanaugh is a general partner of HCP IV. Dr. Cavanaugh disclaims beneficial ownership in those shares that he does not have a pecuniary interest and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities being reported herein for purposes of Section 16, or for any other purpose, except with respect to those shares that directly relate to his general partnership interest in HCP IV.

(3) These shares were disposed of in connection with a merger agreement for a cash purchase price of $5.74 per share. These securities were indirectly beneficially owned by HealthCare Partners V, L.P. ("HCP V"), the General Partner of HealthCare Ventures V, L.P. Dr.Cavanaugh is a general partner of HCP V. Dr. Cavanaugh disclaims beneficial ownership in those shares that he does not have a pecuniary interest and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities being reported herein for purposes of Section 16, or for any other purpose, except with respect to those shares that directly relate to his general partnership interest in HCP V.

(4) These shares were disposed of in connection with a merger agreement for a cash purchase price of $5.74 per share. These securities were indirectly beneficially owned by HealthCare Partners VI, L.P. ("HCP VI"), the General Partner of HealthCare Ventures VI, L.P. Dr.Cavanaugh is a general partner of HCP VI. Dr. Cavanaugh disclaims beneficial ownership in those shares that he does not have a pecuniary interest and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities being reported herein for purposes of Section 16, or for any other purpose, except with respect to those shares that directly relate to his general partnership interest in HCP VI.

(5) These options, which were exercisable as to 2,500 shares on each of May 14, 2002, May 14, 2003, May 14, 2004 and May 14, 2005 were canceled in connection with the merger and were not replaced.

(6) These options, which were exercisable as to 208.33 shares per month for 48 months beginning on May 17, 2003, were canceled in connection with the merger and were not replaced.